UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________
Commission File Number: 1-06571
Employer Identification Number: 98-0658260
Plan Number: 061
MSD PUERTO RICO SAVINGS & SECURITY PLAN

(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
126 East Lincoln Ave.
Rahway, New Jersey 07065

(Address of principal executive office)

MSD Puerto Rico Savings & Security Plan
Index

*    Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of MSD Puerto Rico Savings & Security Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of MSD Puerto Rico Savings & Security Plan (the “Plan”) as of December 31, 2022 and 2021 and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 27, 2023

We have served as the Plan’s auditor since 2002.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

MSD Puerto Rico Savings & Security Plan
Statements of Net Assets Available for Benefits

	December 31,

(in thousands)	2022	2021
Assets
Investments, at fair value
Investment in Master Trust	$196,917	$222,327
Interest-bearing cash	14	12

Total investments	196,931	222,339

Receivables
Employer contributions	16	54
Participant contributions	34	131
Notes receivable from participants	2,460	2,618

Total receivables	2,510	2,803

Net assets available for benefits	$199,441	$225,142

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Savings & Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
(in thousands)	2022

Additions (reductions) to net assets attributed to
Investment loss
Plan interest in Master Trust investment loss	$(19,866)

Interest income on notes receivable from participants	128

Contributions to the Plan
By participants	5,113
By employer	2,020

Total contributions	7,133

Total additions (reductions)	(12,605)

Deductions from net assets attributed to
Participant withdrawals	(13,089)
Administrative expenses	(7)

Total deductions	(13,096)

Net decrease	(25,701)

Net assets available for benefits
Beginning of year	225,142

End of year	$199,441

The accompanying notes are an integral part of these financial statements.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

1.Description of Plan

The following description of the MSD Puerto Rico Savings & Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established effective July 1, 1997. The Plan is a profit sharing plan designed to provide a systematic means of saving and investing for the future and an opportunity for employees of MSD International GmbH (Puerto Rico Branch) LLC and the Puerto Rico branch of Merck Sharp & Dohme (I.A.) LLC (the “Companies”) to become shareholders of Merck & Co., Inc. (“Merck” or the “Company”). Regular full-time employees of the Companies, as defined in the Plan document, who are not covered by a collective bargaining agreement are eligible to enroll in the Plan as soon as administratively feasible after such employee begins service with one of the Companies. MSD International GmbH (Puerto Rico Branch) LLC, a branch of MSD International GmbH, a Swiss limited liability company, is the Plan sponsor (the “Sponsor”). The Plan’s recordkeeper is Fidelity Investments Institutional Services Company (“Fidelity” or the “Recordkeeper”). Banco Popular de Puerto Rico serves as the Plan’s trustee (the “Trustee”).
Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. The Plan offers a three-tiered approach to investing:
*Retirement Portfolios - a custom set of target date retirement funds;
*Core Funds - a selection of investment options (active and passive) that span a range of asset classes;
*Fidelity Brokerage Link® - a self-directed brokerage account that provides access to more than 12,000 mutual funds.
The Plan is administered by management committees appointed by the Sponsor’s Assistant Vice President - Plant Management, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Master Trust
A portion of the assets of the Plan are maintained, for investment purposes only, with all the assets of the MSD Employee Stock Purchase and Savings Plan, and the Merck US Savings Plan in the Merck & Co., Inc. Qualified Plans Master Trust (the "Master Trust)". The plans own specific interests in the Master Trust assets.
The portion of Master Trust assets allocable to each plan is based upon the participants’ account balances within each plan. Investment income for the Master Trust is allocated to each plan based on the specific investments held in the Master Trust.
Contributions
Participants may contribute up to 25% of their annual eligible compensation on a before-tax basis. However, before-tax contributions cannot exceed the lesser of: (i) the amount as in effect under Section 402(g) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) or Section 1081.01(d)(7)(A) of the Internal Revenue Code for a New Puerto Rico of 2011, as amended (the “2011 PR Code"); or (ii) in the case of highly compensated employees, the average actual deferral percentage limit. Also, total annual additions to a participant's accounts during a plan year are limited to the lesser of: (i) the applicable limit for a particular tax year under Section 415(c) of the U.S. Code as adjusted by the Secretary of the Treasury; or (ii) one hundred percent (100%) of the participant's compensation paid by the employer during the calendar year. Participants may also contribute up to 25% of their annual eligible compensation on an after-tax basis subject to the limit provided under Section 1081.01(a)(15). Upon reaching the statutory elective deferral limit, or upon reasonable expectations that any of the aforementioned limits will be exceeded, the participant may elect to suspend contributions for the remainder of the plan year or elect to continue on an after-tax basis.
In addition, the Companies make matching contributions of $0.75 for every $1.00 of an employee's contributions, up to 6% of such employee's eligible compensation (maximum match is 4.5% of eligible compensation) per pay period (to the statutory limit). The combination of before-tax contributions, after-tax contributions and Companies matching contributions may not exceed the statutory limit ($61,000 in 2022). Participant and Companies matching contributions are invested according to a participant’s elections.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

Participants are automatically enrolled in the Plan 60 days after first becoming eligible with a before-tax base pay contribution rate of 6%. In addition, each participant with a before-tax base pay contribution rate of at least 1% may elect to participate in an annual automatic increase program, in whole percentages of at least 1% and not more than 3% per year. The automatic percentage increase may not cause a participant’s before-tax base pay contribution rate to exceed 25%.
In addition, the Plan permits unmatched before-tax “catch-up contributions” of up to $1,500 by participants who are at least age 50 by year-end.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Companies’ contributions, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.
Vesting
Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short-term loan or up to fifteen years for the purchase of a primary residence and bear interest at rates that range from 4.25% to 9.50%. The minimum loan is $1,000 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance(s) and defaulted loan amounts. Principal and interest are paid ratably through payroll deductions. Loan terms are grandfathered into the Plan in accordance with the legacy plan guidelines, including loan terms for participants that transferred into the Plan from a legacy plan.
Payment of Benefits
Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.
2.Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
All investments are recorded at fair value in the accompanying financial statements. Valuation of investments of the Plan that are in the Master Trust represents the Plan’s specific interest in the Master Trust. The Plan’s investment in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and specific investment income less Plan distributions, specific investment losses and allocated expenses.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Realized gains and losses from security transactions are reported on the average cost method.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.
Contributions
Employee and matching contributions by the Companies are recorded in the year in which participant compensation is earned.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses

Administrative expenses paid from plan assets include loan setup fees. Other administrative expenses are paid by the Companies.
Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3.Related-Party Transactions
Certain Plan investments are shares of registered investment companies (mutual funds) and common/collective trusts managed by the Recordkeeper or its affiliates. Fidelity is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s portion of the investments managed by the Recordkeeper was $10.2 million and $11.8 million at December 31, 2022 and 2021, respectively. During 2022, the Plan’s portion of interest and dividends, realized and unrealized gains from investments managed by the Recordkeeper was $0.01 million, $0.05 million and $0.14 million, respectively.
Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s portion of the investment in Merck common stock was $40.8 million and $29.2 million at December 31, 2022 and 2021, respectively. During 2022, the Plan’s portion of dividends, realized and unrealized gains from Merck common stock was $1.0 million, $1.1 million and $11.7 million, respectively. The Plan’s portion of purchases and sales of Merck common stock during 2022 was $0.8 million and $2.0 million, respectively.
4.Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

5.Tax Status

The Plan is qualified under Section 1081.01 of the 2011 PR Code and with Section 401(a) of the U.S. Code, and has received a favorable determination letter from the Puerto Rico Department of Treasury (the "PR Treasury") dated November 12, 2015, and from the U.S. Internal Revenue Service dated October 6, 2015, as to its qualified status under the 2011 PR Code and the U.S. Code, respectively. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the 2011 PR Code. The Plan's Master Trust is to be considered as an organization as described in Section 401(a) and exempt under Section 501(a) of the U.S. Code. The Plan has been amended since receiving the determination letters. However, the Sponsor believes that the Plan is designed and currently operates in compliance with the 2011 PR Code and U.S. Code. Accordingly, no provision for income taxes has been made. Finally, the Trust has complied with the requirements established by Section 1022(i)(1) of ERISA.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the 2011 PR Code. The Companies have analyzed the tax positions taken by the Plan and have concluded that, as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2018.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

6.Master Trust
The net assets of the Master Trust and the Plan's interest are as follows:

	2022
(in thousands)	Master Trust	Puerto Rico
Registered investment companies (mutual funds)	$777,215	$12,848
Common/collective trusts	7,515,493	108,228
Equity securities	1,977,065	28,834
Fixed income securities	343,618	5,699
Self-directed brokerage accounts	214,838	248
Merck common stock	1,281,137	40,777
Accrued interest and dividends	14,819	372
Other net assets/(liabilities)	(6,238)	(89)

	$12,117,947	$196,917

	2021
(in thousands)	Master Trust	Puerto Rico
Registered investment companies (mutual funds)	$969,745	$15,601
Common/collective trusts	9,051,462	130,781
Equity securities	2,688,404	39,253
Fixed income securities	421,467	6,928
Self-directed brokerage accounts	236,885	356
Merck common stock	934,840	29,190
Accrued interest and dividends	11,436	307
Other net assets/(liabilities)	(2,167)	(89)

	$14,312,072	$222,327

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

Total investment income (loss) of the Master Trust for the year ended December 31, 2022, is as follows:

2022
(in thousands)	Master Trust
Investment income (loss), net
Net appreciation (depreciation)	$(2,019,650)
Interest and dividends	99,199

Total investment income (loss)	$(1,920,451)

7.Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:
Level 1 – Quoted prices in active markets for identical assets or liabilities. The Master Trust's Level 1 investments primarily include registered investment companies (mutual funds), self-directed brokerage accounts and common stocks.
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Master Trust's Level 2 investments primarily include investments in certain fixed income investments such as government and agency obligations, corporate obligations and mortgage and asset-backed securities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Master Trust did not hold any Level 3 investments at December 31, 2022 and 2021.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodologies used at December 31, 2022 and 2021.
Within the Plan and Master Trust, investments are recorded at fair value as follows:
Registered Investment Companies (Mutual Funds)
Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading. Investments in registered investment companies (mutual funds) generally may be redeemed daily.
Common/Collective Trusts
The common/collective trusts are valued at their respective net asset values, as a practical expedient for fair value. The fair value of investments in the common/collective trusts are determined by their trustee. The Master Trust's investments in common/collective trusts generally may be redeemed daily.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

Fixed Income Securities
Fixed income securities, including U.S. government and agency obligations, corporate obligations and mortgage and asset-backed securities, are generally valued on the basis of valuations furnished by a pricing service approved by the custodian or at fair value as determined in good faith by the custodian and the Companies. The custodian has the discretionary authority to hire a pricing service to determine valuations using methods based on current market transactions, prices for comparable securities and various relationships between securities which are generally recognized by institutional traders.
Self-Directed Brokerage Accounts
Self-directed brokerage accounts are comprised of mutual funds, which are valued at the net asset value reported by the managers of the funds, typically determined at the close of regular trading.
Equity Securities / Common Stocks
Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on the valuation date, or official close price for certain markets. If no sales are reported for that day, these investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Companies.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

Investments Measured at Fair Value

Investments at fair value as of December 31, 2022 are summarized below:

	December 31, 2022
	Fair Value Measurements Using
(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Interest bearing cash	$14	$—	$—	$14
Total assets	$14	$—	$—	$14

Investments in the Master Trust

Registered investment companies	$777,215	$—	$—	$777,215
Equity securities	1,977,065	—	—	1,977,065
Fixed income securities	—	343,618	—	343,618
Self-directed brokerage accounts	214,838	—	—	214,838
Merck common stock	1,281,137	—	—	1,281,137

Investments measured within the fair value hierarchy	$4,250,255	$343,618	$—	$4,593,873

Common/collective trusts measured at NAV practical expedient (1)				$7,515,493

Investments at fair value				$12,109,366
(1) Certain investments that were measured at net asset value (NAV) per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table also do not include the Master Trust's accrued interest and dividends or other net assets.

The Plan's interests within the Master Trust as specifically identified in Note 6 are leveled in the same manner as the Master Trust investment categories presented above.

MSD Puerto Rico Savings & Security Plan
Notes to Financial Statements

Investments Measured at Fair Value

Investments at fair value as of December 31, 2021 are summarized below:

	December 31, 2021
	Fair Value Measurements Using
(in thousands)	Quoted Prices			Total
	In Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Interest bearing cash	$12	$—	$—	$12
Total assets	$12	$—	$—	$12

Investments in the Master Trust

Registered investment companies	$969,745	$—	$—	$969,745
Equity securities	2,688,404	—	—	2,688,404
Fixed income securities	—	421,467	—	421,467
Self-directed brokerage accounts	236,885	—	—	236,885
Merck common stock	934,840	—	—	934,840

Investments measured within the fair value hierarchy	$4,829,874	$421,467	$—	$5,251,341

Common/collective trusts measured at NAV practical expedient (1)				$9,051,462

Investments at fair value				$14,302,803

(1) Certain investments that were measured at net asset value (NAV) per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table also do not include the Master Trust's accrued interest and dividends or other net liabilities.

The Plan's interests within the Master Trust as specifically identified in Note 6 are leveled in the same manner as the Master Trust investment categories presented above.

8.Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued and no events were noted which warrant adjustments to, or disclosure in the financial statements.

MSD Puerto Rico Savings & Security Plan				Schedule H
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$196,917,409

*	Banco Popular	Interest bearing cash account	***	$13,670

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.5% and with maturities through 2035		$2,460,371

		Total		$199,391,450

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSD Puerto Rico Savings & Security Plan

By:	/s/ Aaron Rosenberg
Aaron Rosenberg
Senior Vice President and Treasurer
June 27, 2023

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16